EXHIBIT 99.2
                    [PENN LAUREL FINANCIAL CORP. LETTERHEAD]

                                 August 2, 1999


Dear Shareholder:

     You are invited to attend a special meeting of the shareholders of your company, Penn Laurel Financial Corp. This special meeting will be held on September 8, 1999, at 9:00 a.m., at 434 State Street, Curwensville, Pennsylvania. The main purpose of the meeting is to vote on the merger of Clearfield Bank & Trust Company with CSB Bank, a subsidiary of Penn Laurel. If the merger is completed, Penn Laurel will issue approximately 559,505 shares of common stock to the shareholders of Clearfield Bank & Trust Company in exchange for their Clearfield stock. Completion of the merger is subject to certain conditions. The two principal conditions that the merger must meet are that the shareholders of Clearfield Bank & Trust Company and the shareholders of Penn Laurel Financial Corp. must approve the merger and that certain banking regulatory agencies approve the merger.

     The attached notice of special meeting and proxy statement/prospectus describe the formal business to be transacted at the meeting. The directors and officers of Penn Laurel Financial Corp. will be present at the meeting to respond to any questions from shareholders.

     We urge you to carefully read the enclosed proxy statement/prospectus that describes the merger in detail and the requirements needed to complete the merger. The information contained in the "SUMMARY" portion of the proxy statement/prospectus gives a basic description of the merger. If you have any questions after a review of the proxy statement/prospectus consult with your own advisors or contact Larry W. Brubaker, President and Chief Executive Officer of the Penn Laurel Financial Corp. at (814) 236-2441.

     Garland McPherson & Associates, Inc., the company's investment banker, provided the Board of Directors with an opinion that the consideration in the merger transaction is fair, from a financial point of view.

     Your Board of Directors believes that the merger is in the best interests of the shareholders and urges you to vote for the merger.

                                                 Sincerely yours,


                                                 Larry W. Brubaker
                                                 President and Chief Executive
                                                 Officer